

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

Via Facsimile (212.468.7900) and U.S. Mail

James R. Tanenbaum, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104

> **Re: Sonic Solutions**
> **Schedule 14D-9**
> **Filed on January 14, 2011**
> **File No. 005-49461**

Dear Mr. Tanenbaum:

        We have reviewed the filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

        Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Prospective Financial Information, page 35

1.   This section includes non-GAAP financial measures. Please revise to provide the
        disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the
        Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-
        GAAP Financial Measures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3444 if you have any questions regarding the comments.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions